UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024.

Commission File Number: 001-36848

Check-Cap Ltd.

(Exact Name of Registrant as Specified in Charter)

Abba Hushi Avenue

P.O. Box 1271

Isfiya, 30090 Mount Carmel, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

As previously disclosed, Check-Cap Ltd. (the “Company”) received a notice of resignation from Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network (“Brightman”) as the Company’s Independent Registered Public Accounting firm. Following further discussions between the Company and Brightman, the Company is filing this Amendment No. 1 to the Current Report on Form 6-K dated March 22, 2024 (the “Amendment No. 1”) to provide additional disclosure with respect to the resignation of Brightman and to provide the letter addressed to the Securities and Exchange Commission from Brightman stating whether or not it agrees with the statements made in response to Item 304(a) of Regulation S-K and, if not, stating the respect in which it does not agree. A copy of Brightman’s letter, dated April 10, 2024, is attached as Exhibit 16.1 hereto.

INCORPORATION BY REFERENCE

This Amendment No. 1 is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-211065, 333-225789 and 333-262401), and Form S-8 (File No. 333-203384, 333-226490 and 333-259666) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

Resignation of Registrant’s Certifying Accountant

On February 15, 2024, the Company received a notice of resignation from Brightman as the Company’s Independent Registered Public Accounting firm. Brightman did not seek the Company’s consent to its decision to resign as the Company’s independent registered public accounting firm. As a result, the Company’s Board of Directors (“Board”) or Audit Committee did not recommend or approve such decision. Brightman’s decision to resign as the Company’s Independent Registered Public Accounting firm was due to concerns over entity level controls of the Company that arose in 2024.

Brightman audited the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes. The audit report of Brightman on our financial statements for the periods ended December 31, 2022 and December 31, 2021, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During each of the years ended December 31, 2022 and 2021, and the subsequent interim period through February 15, 2024, there were no “disagreements” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K) with Brightman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Brightman would have caused Brightman to make reference to the subject matter of the disagreements in connection with its reports.

During each of the years ended December 31, 2022 and 2021, and the subsequent interim period through February 15, 2024, there were no “reportable events” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K)., except that Brightman had advised the Company in connection with its resignation that, due to circumstances arising in 2024, Brightman believed that the internal controls necessary for the Company to develop reliable financial statements were not sufficient. The Chair of the Board and Audit Committee Chair discussed the subject matter of these concerns with Brightman at a meeting and since then, the Company has taken steps to remediate the concerns raised. The Company has authorized Brightman to respond fully to the inquiries of any successor accountant concerning the subject matter of its concerns and, if not, describe the nature of any limitation thereon and the reason therefore.

We furnished Brightman with a copy of the disclosure in this report on April 9, 2024, providing Brightman with the opportunity to furnish the Company with a letter addressed to the United States Securities and Exchange Commission stating whether it agrees with the statements made by us herein in response to Item 304(a) of Regulation S-K and, if not, stating the respect in which it does not agree.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK-CAP LTD.
(Registrant)

Date: April 10, 2024	By:	/s/ Paul Medeiros
	Name:	Paul Medeiros
	Title:	Board Chair, Check-Cap Ltd.

EXHIBIT INDEX

16.1	Letter from Brightman Almagor Zohar & Co. addressed to the Securities and Exchange Commission, dated April 10, 2024